                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ------------

                                SCHEDULE 14D-1/A
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE
                                 ACT OF 1934

                                AMENDMENT NO. 2

                                  ------------

                            ML MEDIA PARTNERS, L.P.
                           (NAME OF SUBJECT COMPANY)
                               SMITHTOWN BAY, LLC
                      A DELAWARE LIMITED LIABILITY COMPANY

                        GLOBAL CAPITAL MANAGEMENT, INC.,
                             A DELAWARE CORPORATION
                                    (BIDDER)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                   55307J102

                     (CUSIP Number of Class of Securities)



                               Thomas A. Schmidt
                        601 Carlson Parkway - Suite 200
                          Minnetonka, Minnesota  55305
                                 (612) 476-7200
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)



                                  ------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

           TRANSACTION VALUATION*                  AMOUNT OF FILING FEE
                 $8,550,000                              $1,710.00

-------------------------------------------------------------------------------

* FOR PURPOSES OF CALCULATING THE FILING FEE ONLY. THIS CALCULATION ASSUMES THE PURCHASE OF 9,000 UNITS OF LIMITED PARTNERSHIP INTERESTS ("UNITS") AT $950 PER UNIT NET IN CASH. THE AMOUNT OF THE FILING FEE, CALCULATED IN ACCORDANCE WITH REGULATION 0-11 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, EQUALS 1/50 OF ONE PERCENT OF THE VALUE OF UNITS ASSUMED TO BE PURCHASED.

[ ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2)
    AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

    AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE     FILING PARTY:  NOT APPLICABLE
    FORM OF REGISTRATION NO.:  NOT APPLICABLE     DATE FILED:    NOT APPLICABLE

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                                 PAGE 1 OF 6

----------------------                                    ----------------------
CUSIP NO. 55307J102                                          Page 2 of 6 Pages
----------------------                                    ----------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1.   Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Smithtown Bay, LLC
-------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)                                          (a)  / /
                                                                    (b)  / /
-------------------------------------------------------------------------------
   3.   SEC Use Only
-------------------------------------------------------------------------------
   4.   Sources of Funds (See Instructions)

        WC
-------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(e) or 2(f)
                                                                         / /
-------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        State of Delaware
-------------------------------------------------------------------------------
   7.   Aggregate Amount Beneficially Owned By Each Reporting Person

        9,361
-------------------------------------------------------------------------------
   8.   Check if the Aggregate in Row (7) Excludes Certain Units (See
        Instructions)
                                                                         / /
-------------------------------------------------------------------------------
   9.   Percent of Class Represented by Amount in Row (7)

        4.98
-------------------------------------------------------------------------------
  10.   Type of Reporting Persons (See Instructions)

        OO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP NO. 55307J102                                          Page 3 of 6 Pages
----------------------                                    ----------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   1.   Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of Above Persons

        Global Capital Management, Inc.
-------------------------------------------------------------------------------
   2.   Check the Appropriate Box if a Member of a Group
        (See Instructions)                                          (a)  / /
                                                                    (b)  / /
-------------------------------------------------------------------------------
   3.   SEC Use Only
-------------------------------------------------------------------------------
   4.   Sources of Funds (See Instructions)

        WC
-------------------------------------------------------------------------------
   5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(e) or 2(f)
                                                                         / /
-------------------------------------------------------------------------------
   6.   Citizenship or Place of Organization

        State of Delaware
-------------------------------------------------------------------------------
   7.   Aggregate Amount Beneficially Owned By Each Reporting Person

        9361
-------------------------------------------------------------------------------
   8.   Check if the Aggregate in Row (7) Excludes Certain Units (See
        Instructions)
                                                                         / /
-------------------------------------------------------------------------------
   9.   Percent of Class Represented by Amount in Row (7)

        4.98
-------------------------------------------------------------------------------
  10.   Type of Reporting Persons (See Instructions)

        CO
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       AMENDMENT NO. 2 TO SCHEDULE 14D-1

     This Amendment No. 2 amends the Tender Offer Statement on Schedule 14D-1 as amended and supplemented by Amendment No. 1, filed by Smithtown Bay, LLC, a Delaware Limited Liability Company (the "Purchaser") and Global Capital Management, Inc., a Delaware Corporation, with the Securities and Exchange Commission on November 27, 1998, as amended and supplemented by Amendment No. 1 on December 1, 1998, relating to the Tender Offer by the Purchaser to purchase up to 9,000 units of limited partnership interests, ("Units") of ML Media Partners, L.P., a Delaware limited partnership, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 27, 1998, as amended and supplemented by Amendment No. 1 on December 1, 1998, and the related Agreement of Transfer and Sale to include the information set forth below. Terms not otherwise set forth below shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

     ITEM 1.   SECURITY AND SUBJECT COMPANY

     (b) The information set forth in the Cover Page, Introduction Section and Section 1 of the Offer to Purchase, as amended and supplemented by Supplement No. 2 thereto is incorporated herein by this reference.

     ITEM 5.   PURPOSE OF THE OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     The information set forth in the Cover Page, Introduction and Section 7 ("Purpose and Effects of the Offer") of the Offer to Purchase as amended and supplemented by Supplement No. 2 thereto is incorporated herein by this reference.

     ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The information set forth in Section 11 ("Certain Information Concerning the Purchaser") and Schedule 2 of the Offer to Purchase, as amended and supplement by Supplement No. 2 thereto, is incorporated herein by this reference.

     ITEM 10.  ADDITIONAL INFORMATION

     (f) The information set forth in the Offer to Purchase, Agreement of Transfer and Sale, Supplement No. 1 and Supplement No. 2 to the Offer to Purchase attached hereto as Exhibit (a)(7) is incorporated herein by this reference.

     ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(7) Supplement No. 2, dated December 16, 1998, to Offer to Purchase dated November 27, 1998.

     (a)(8)  Cover Letter, dated December 16, 1998, from Purchaser to Unit
             Holders.

     (a)(9)  Publication of Notice of Extension.
     (a)(10)   Press Release.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     December 16, 1998       SMITHTOWN BAY, LLC

                                   By:  Global Capital Management, Inc.,
                                        a Delaware corporation,
                                        its Manager


                                        By:   /s/ Michael J. Frey
                                             ----------------------------------
                                             Michael J. Frey, Vice President


                                   GLOBAL CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation


                                   By:   /s/ Michael J. Frey
                                        ---------------------------------------
                                        Michael J. Frey, Vice President

                                 EXHIBIT INDEX

Exhibit No.                       Description
-----------                       -----------
(a)(7)           Supplement No. 2 dated December 16, to Offer to
                 Purchase dated November 27, 1998

(a)(8)           Cover Letter, dated December 16, 1998, from
                 Purchaser to Unit Holders.

(a)(9)           Publication of Notice of Extension.


(a)(10)          Press Release.